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Exhibit 21.1

Name of Entity	State of Incorporation	Date of Incorporation	Business Description
Market Street Mortgage Corporation	Michigan	3/11/1993	Prime residential mortgages (retail)
Meritage Mortgage Corporation	Oregon	8/26/1996	Non-prime residential mortgages
MG Reinsurance Company, Inc.	Vermont	11/18/1998	PMI insurance
NetBank	Georgia	3/29/1988	Federal savings bank
NetBank Partners, LLC	Georgia	9/22/2000	Used for business development purposes
RBMG, Inc.	Delaware	2/22/1999	Prime residential mortgages (wholesale)
NetInsurance Services, Inc.	South Carolina	4/8/2002	Insurance agency
Republic Leasing Company, Inc.	South Carolina	6/10/1999	Small ticket equipment finance company

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  Exhibit 21.1